Exhibit 21
Subsidiaries of Lockheed Martin Corporation

Name of Subsidiary	Place of Formation
AWE Management Limited	United Kingdom
AWE PLC	United Kingdom
Helicopter Support, Inc.	Connecticut
Lockheed Martin Aerospace Systems Integration, LLC	Delaware
Lockheed Martin Australia Pty Limited	Australia
Lockheed Martin Canada Inc.	Canada
Lockheed Martin Engine Investments, LLC	Delaware
Lockheed Martin Global, Inc.	Delaware
Lockheed Martin Investments, Inc.	Delaware
Lockheed Martin Space Alliance Company	Delaware
Lockheed Martin UK Ampthill Limited	United Kingdom
Lockheed Martin UK Limited	United Kingdom
Polskie Zaklady Lotnicze Sp. zo.o	Poland
Sikorsky Aircraft Corporation	Delaware
Sikorsky International Operations, Inc.	Delaware
Zeta Associates, Inc.	Virginia
We have additional operating subsidiaries that, if considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.
All of the above listed subsidiaries have been consolidated in our consolidated financial statements.